SECURITIES & EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: XPO Logistics

NAME OF PERSON RELYING ON EXEMPTION: International Brotherhood of Teamsters

ADDRESS OF PERSON RELYING ON EXEMPTION: 25 Louisiana Avenue, NW, Washington, DC 20001

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934: _____________________________________________________________________________________

[This filing contains, in order, a press release, the text of a “Dear shareholder” letter to company shareholders,” a letter to the company that can be accessed by recipients of the shareholder letter, and several tweets.]

Potential $110 Million Windfall for CEO Sparks Investor Call for Vote Against Incentive Plan at Special Meeting

PRESS CONTACT Kara Deniz Email: kdeniz@teamster.orgPhone: (202) 624-6911

(WASHINGTON) – Today, in a letter to XPO Logistics’ [NYSE: XPO] Board of Directors, the International Brotherhood of Teamsters raised objections to the company’s proposed 2016

Omnibus Incentive Compensation Plan (the Plan) that could provide a windfall stock award for CEO Bradley Jacobs worth $110 million at current stock price levels.

At a special meeting on December 20, 2016, XPO shareholders will vote on the proposed plan which reserves 3.4 million new shares and increases the individual annual equity award limit from 500,000 shares to 2.5 million.

Absent an amendment to the Plan that would set a moderate and reasonable individual award limit, the Teamsters will vote against the Plan and recommend fellow shareholders do the same.

In the letter to XPO Lead Independent Director Michael Jesselson, Teamsters General Secretary-Treasurer Ken Hall notes that the Plan as proposed could allow the board to award Jacobs compensation that is 160 times his base salary and five times the target value of the equity award he was granted under his new employment agreement, which is designed to cover the four-year term of the new contract.

Hall also questions the efficacy of the plan design to incentivize management. In the letter Hall states, “We believe the board would have ample room to incentivize and retain executives with a lower limit, particularly considering the new plan also doubles the maximum, annual cash award payable to any individual to $10 million. Moreover, with CEO Jacobs already holding 15 percent of common shares, it is not clear to us that large equity awards are required to retain and incentivize his services.”

“Under no conceivable scenario is a payout of 2.5 million shares to CEO Jacobs, the company’s largest shareholder, justifiable,” Hall said. “The board has lost sight of one of its prime responsibilities—establishing sound executive pay practices that incentivize performance and protect the interests of shareholders.”

Founded in 1903, the International Brotherhood of Teamsters represents 1.4 million hardworking men and women throughout the United States, Canada and Puerto Rico. Visit www.teamster.org for more information. Follow us on Twitter @teamsters and “like” us on Facebook at www.facebook.com/teamsters.

Dear XPO shareholder:

Today, in a letter to XPO Logistics’ [NYSE: XPO] Board of Directors, the International Brotherhood of Teamsters raised objections to the company’s proposed 2016 Omnibus

Incentive Compensation Plan that could provide a windfall stock award for CEO Bradley Jacobs worth $110 million at current stock price levels.

At a special meeting on December 20, 2016, XPO shareholders will vote on the proposed plan which reserves 3.4 million new shares and increases the individual annual equity award limit from 500,000 shares to 2.5 million. This five-fold increase in the individual award limit could allow the board to award Jacobs compensation that is 160 times his base salary and five times the target value of the equity award he was granted under his new employment agreement, which is designed to cover the four-year term of the new contract.

Absent an amendment to the Plan that would set a moderate and reasonable individual award limit, the Teamsters plan on voting against the Plan and recommends fellow shareholders do the same.

If you have any questions or wish to discuss this matter further, please do not hesitate to Carin Zelenko at czelenko@teamster.org or 202-624-8100 ext. 6899.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

KEN HALL
General Secretary-Treasurer

202.624.6800
www.teamster.org

December 1, 2016

Mr. Michael G. Jesselson
Lead Director, XPO Board of Directors
XPO Logistics, Inc.
Five Greenwich Office Park
Greenwich, CT 06831

Dear Mr. Jesselson:

On behalf of the International Brotherhood of Teamsters, a long-term shareholder of XPO Logistics [NYSE: XPO], I urge the board of directors to amend the terms of the 2016 Omnibus Incentive Plan prior to the December 20 special meeting of shareholders in order to reduce the proposed increase in the maximum number of shares any one individual may receive in any given year. At XPO's current trading level, the proposed five-fold increase in the award limit to 2.5 million shares allows the Compensation Committee to grant equity worth more than $110 million to a single individual; or more than $200 million if price targets underlying existing awards are reached. Absent an amendment that provides a more moderate and reasonable individual award limit, we will vote against the 2016 Omnibus Incentive Plan and recommend that fellow shareholders do the same.

Teamster affiliated pension and benefit funds have more than $100 billion invested in the capital markets and have substantial holdings in XPO.

The 2016 Omnibus Incentive Plan Offers Windfall Award Opportunity

On December 20, shareholders will vote on XPO's proposed 2016 Omnibus Incentive Plan which reserves 3.4 million new shares and increases the individual annual equity award limit from 500,000 shares, as provided under the Amended and Restated 2011 Omnibus Incentive Compensation Plan, to 2.5 million shares. This new 2.5 million award cap represents not only 74% of the total number of 3.4 million shares being reserved for an eligible employee pool of 300, but as of the stock's closing price on November 28, a potential equity award worth more than $110 million. This amount is 160 times CEO Bradley Jacobs' base salary and five times the target value of the equity award he was granted under his new employment agreement, which is designed to cover the four-year term of the new contract. In fact, if the upper stock price target the board set

Mr. Michael G. Jesselson
XPO Logistics, Inc.
December 1, 2016
Page 2

as a condition to the vesting of CEO Jacobs' latest award is achieved-- and presumably the board must believe it is possible – this award limit would allow the board to grant $215 million to a single individual. Such a grant would represent one of the largest equity awards to any executive in US Corporate history.

Lower Award Limit Would Still Offers Ample Leeway

Aside from the boiler plate text that, "changes to the individual limits under the New Plan is to provide us appropriate flexibility in making future equity awards," the proxy statement offers little in the way of an explanation as to how the board arrived at the five-fold increase in the award limit. In fact, we believe the board would have ample room to incentivize and retain executives with a lower limit, particularly considering the new plan also doubles the maximum annual cash award payable to any individual to $10 million. Moreover, with CEO Jacobs already holding 15% of common shares, it is not clear to us that large equity awards are required to retain and incentivize his services.

Summary

It is worth recalling that in early March, the board -- presumably sensing its error – reversed its decision to lower the performance hurdles underlying outstanding incentive awards, and reinstituted the original performance requirements. Similarly here, we hope the board recognizes its mistake and moderates the proposed increase in the share award limit before the December 20 special meeting. Failing that, we will urge fellow shareholders to vote against approval of the 2016 Omnibus Equity Incentive Plan.

If you have any questions or wish to discuss this matter further, please do not hesitate to contact Carin Zelenko, Director, IBT Capital Strategies Department, at czelenko@teamster.org or 202-624-8100.

Sincerely,

Ken Hall

Ken Hall
General Secretary-Treasurer

KH/czb

[The following tweets contain links to an article appearing at https://teamster.org/news/2016/12/teamsters-head-potential-xpo-ceo-pay-bonanza.]

What’s $XPO thinking?Seeks approval for execpay plan that could allow hundreds of millions in equity to CEO teamster.org/news/2016/12/t … #corpgov

$XPO investors beware! Is a $110m #execpay windfall in the offing for CEO Jacobs? #corpgov @teamsters teamster.org/news/2016/12/t … @teamsters